UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT _______)*

                          COLUMBUS NETWORKS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   199463 10 0
                                 (CUSIP Number)


FAY M. MATSUKAGE, 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JULY 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 199463 10 0                                               PAGE 2 OF 5


                                  SCHEDULE 13D

 1    NAME OF REPORTING PERSON                                      JAMES NUNES

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
      (See Instructions)                                              (b) [ ]
 3    SEC USE ONLY
 4    SOURCE OF FUNDS (See Instructions)
      PF
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               [ ]
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADIAN

      NUMBER OF                  7                SOLE VOTING POWER
       SHARES                                     3,755,100 SHARES
    BENEFICIALLY                 8                SHARED VOTING POWER
      OWNED BY                                    -0-
        EACH                     9                SOLE DISPOSITIVE POWER
      REPORTING                                   3,755,100 SHARES
     PERSON WITH                10                SHARED DISPOSITIVE POWER
                                                  -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      3,755,100 SHARES
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)                                           [ ]
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.2%
14    TYPE OF REPORTING PERSON*
      IN

 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7         2 OF 5
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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CUSIP NO. 199463 10 0                                               PAGE 3 OF 5


ITEM. 1   SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, of Columbus Networks Corporation, a Nevada corporation (the "Issuer"). Its principal executive offices are located at 100 - 1295 Stevens Road, Kelowna, British Columbia, Canada V1Z 2S9.

ITEM 2.   IDENTITY AND BACKGROUND.

The person filing this statement is James Nunes. Mr. Nunes is a Canadian citizen and has permanent residence in the United States. The business address of Mr. Nunes is 8501 Spicewood Mesa Cove, Austin, TX 78759. Mr. Nunes' principal occupation is Regulatory Engineering Manager at Dell Computer Corporation.

During the past five years, Mr. Nunes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Nunes has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Nunes acquired 950,000 shares of common stock of the Issuer in a private transaction on July 20, 2001. Prior to that time, Mr. Nunes had sole voting and dispositive power over 55,100 shares of common stock of the Issuer. This transaction triggered Mr. Nunes' Schedule 13D reporting requirements. In addition, on July 23, 2001, Mr. Nunes subscribed for the purchase of an additional 1,000,000 shares and 1,000,000 warrants to purchase shares of common stock of the Issuer. Mr. Nunes has sole voting and dispositive power over a total of 3,755,100 shares of common stock of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION.

These transactions were private purchases of restricted common stock of the Issuer.

Other than described above, none of the filing persons has any other present plans or proposals which relate to or would result in:

     (1) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;


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CUSIP NO. 199463 10 0                                                PAGE 4 OF 5


     (2) any material change in the present capitalization or divided policy of the Issuer;

     (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

     (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

     (6)  any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Nunes will continue to review his investment in the Issuer and reserves the right to change his intention with respect to any or all of such matters.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of July 23, 2001, Mr. Nunes directly owns 2,750,625 shares, indirectly owns 2,800 shares as custodian for his children, and his wife owns 1,675 shares, for a total of 2,755,100 shares of the Issuer's Common Stock (13.2%). He also owns warrants to purchase 1,000,000 shares of the Issuer's Common Stock.

     (b) As of July 23, 2001, Mr. Nunes had the power to vote and dispose of 3,755,100 shares (17.2%).

     (c) During the sixty-day period preceding the filing of this Schedule 13D, Mr. Nunes had no transactions in the stock of the Issuer, other than those described above in Items 3 and 4.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Mr. Nunes.

     (e) Mr. Nunes continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.




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CUSIP NO. 199463 10 0                                               PAGE 5 OF 5


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 31, 2001                  /s/ JAMES NUNES
                                        ---------------------------------------
                                        James Nunes